Mail Stop 3561

February 15, 2008

Yale Farar
President and Director
Rokwader, Inc.
23950 Craftsman Road
Calabasas, CA 91302

> **Re:** **Rokwader, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed February 6, 2008**
> **File No. 333-147922**

Dear Mr. Farar:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Audited Financial Statements
Unaudited Financial Statements

General

1. We note your response to our prior comment 4, 6 and 7 and the respective revisions made to correct your audited consolidated statement of cash flows for the year ended December 31, 2006, unaudited statement of operations for the nine months ended September 30, 2007 and unaudited statement of cash flows for the nine months ended September 30, 2007. In this regard, please revise the notes to your financial statements in accordance with paragraph 26 of SFAS No. 154 to accurately disclose the nature and extent of the errors made in your financial statements included in your previously issued registrations statement.

Unaudited Financial Statements

Note 2 – Stockholders' Equity, page F-17 and F-18

2. We note your response to our prior comment 8, but do not believe you have been fully responsive. In this regard, as previously requested, please discuss each significant factor contributing to the difference between the per share fair value of your common stock on April 20, 2007 (related to the 70,000 shares described on page F-19) and on August 16, 2007 (related to the shares described in note 2 on page F-17 and F-18) and the proposed maximum offering price per share of $.75 as disclosed in your registration statements. Your disclosure should be similar to paragraph one through three of your response to our prior comment 9.

Note 4 – Acquisition of Latigo Shore Music, Inc, page F-19

3. We note your response to our prior comment 13, but do not believe you have been fully responsive. Your independent valuation report provided as supplemental information No. 2 to your response letter dated February 6, 2008 does not provide the method(s) and significant assumptions used in determining the fair value of the "music copy rights," "master compact disk," "employee contract," and "artist contract" acquired in the Latigo acquisition. In this regard, as previously requested, please tell us and disclose the method(s) and significant assumptions used in determining the fair value of the aforementioned assets and its estimated useful lives.

4. We note in the first paragraph on page F- 20 that you refer to an independent appraisal that was used to value the Company's intangible assets. Please note when you refer to an independent valuation specialist in a registration statement under the '33 Act, you are required to disclose the name of the expert and provide

the expert's consent. In this regard, please amend your filing to include the name and consent of the expert. Refer to Rule 436 of Regulation C.

5. Reference is made to your response to our prior comment 14. In this regard, please disclose in your notes to the financial statements your rational for capitalizing the $30,000 of master compact disk cost and explain your basis and the assumptions used in determining the estimated useful life to this master compact disk cost in accordance with paragraph 11 of SFAS No. 50.

6. Please furnish in your filing the audited and interim financial statements of Latigo Shore Music, Inc. for the appropriate periods as required by Item 22 of Form SB-2 and Item 310(c) of Regulation S-B. It appears from your filing that you exceed 50% of at least one test outlined in Item 310(c) (2) and Item 310(c) (3) of Regulation S-B. Also, please provide in your filing the pro forma financial information for the appropriate periods as required by Item 310(d) of Regulation S-B.

Note 6 – Subsequent Events, page F-20

7. We note from your revised disclosure on page F-20, that "based on a presumed share value of $.20 per share and a conversion price of $.37 per share, the convertibility does not appear to be a beneficial conversion feature." Your presumed share value of $.20 per share on November 13, 2007 is inconsistent with your response to our prior comment 9, where you state that as of August 16, 2007 your stock was valued at $.28 per share and continued to increase in value from October 2007 through late 2007 due to the reasons stated in paragraph three of your response to our prior comment 9. Based on the above, it would appear that your stock fair value per share at November 13, 2007 should be greater than that as of August 16, 2007. Please reconcile the above discrepancy and revise your filing accordingly.

Other

8. In the event of a delay in the effectiveness of your Form SB-2 registration statement, please update the financial statements pursuant to Item 310(g) of Regulation S-B.

9. Please provide a currently dated consent of the independent registered public accounting firm in any future amendment to your Form SB-2 registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeff Jaramillo at (202) 551-3212 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

cc: Via Facsimile (818) 999-2269
        William B. Barnett, Esq.